Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

COVID-19 Relief

Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate).

This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).

The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Basic Company Information – §227.201(a)

Company Legal Name:	Maryann Salt, Inc
Jurisdiction of Organization:	California
Date of Organization:	06/10/2020
Form of Organization:	Corporation
Physical Address:	4185 Huckleberry Dr. Concord, CA 94521
Issuer Website:	www.canoe4.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Maryann Salt	CEO	06/2020

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held
Maryann Salt	Common Stock	100%

Description of Company's Business – §227.201(d)

Maryann Salt Inc., and its product – Canoe is a digital mortgage application compliant with the new 2021 government lending mandate. The lending mandate requires implementation of a new uniform mortgage application – format, with underwriting specification changes and data collection requirements. This will disrupt the mortgage industry with operational challenges.

Mortgage applications have not changed since 2009. This is important because the consumer data is electronically analyzed for eligible programs, such as a standard 30 year fixed mortgage. We refer to this eligibility process as a "black box". Government proprietary decisioning on consumer eligibility is a screening process that's just as much about technical errors as it is about verifying eligibility. A mortgage application is the first chance to make sure correct data and consumer information is collected to ensure a consumer matches eligible lending programs. Something as simple as not completing a data field or not putting accurate applicant data can cause a rejection or denial. According to Corelogic, 2018, a survey of 5M applications stated that 2.65M of applications were denied, or withdrawn including applications that were incomplete.

Maryann Salt, Inc. is on a mission to reduce mortgage denial rates. Denial rates have contributed to housing disparities in lending. According to Lending Tree, 2020, African Americans were denied for refinance 33% of the time compared to the overall 17% refinance denial rate. The Canoe digital application will meet lending mandate and improve the chances of getting approved for a mortgage loan. We are using machine learning and artificial intelligence to connect applicants with lending solutions that have the best chance for success.

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	1

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

3

New Risks

Market change and disruptive technology inevitably lead to new risks. Their novelty suggests they may be difficult to identify by the firms that create them, other market participants, customers or the regulator. As the party responsible for the product, the firm must take principal responsibility for identifying the risks. Katinas pointed to some risk mitigations already in place. For example, P2P lending platforms provide a significantly higher return than do bank deposit accounts. The correlation of risk to return suggests these investments should carry a higher risk. Katinas said there is a regulatory limit preventing consumers from investing more than 500 euros in one P2P loan. In addition, the central bank requires the platform to deposit money with it. The Lithuanian regulator has identified several risks:

Speed: Fast transactional speed is one of the benefits of fintech; however this requires firms to adapt processes, for example in fraud and regulatory reporting, that will match this speed. Some firms are not keeping up with this expectation.

Cross-border transactions: The provision of remote services relies on processes (e.g. identification) operated in another country.
Data privacy: Data may be used inappropriately.
Anti-money laundering and countering terrorist financing: A major risk in its own right, it must be mitigated appropriately in the fintech world. Regulators could share black lists or white lists for this purpose.
Katinas said that fintech centres provide a mitigation of risk by their very nature. The concentration of business in the jurisdiction should create a depth of understanding in both market participants and regulators about the risks that can arise.

Risks to Consumers

It is important that consumers are made fully aware of the risks inherent in new products, particularly where the risks may be new to the retail market in general. Perhaps consumers should be encouraged to consider correlation between risk and return and the eternal truth that there is in general no such thing as a free lunch.

Unregulated business and regulatory scope

The structure and scope of the regulatory regime has arisen for historical reasons unconnected with fintech. At the moment, some areas of fintech activity are regulated while others are not. The lack of commonly applied standards in the unregulated business may contribute to risks. Katinas said cyber security is a key risk for fintech firms and might benefit from the creation of enforceable regulatory standards.

Regulation

Regulatory scope may not be keeping up in responding to fintech. In other respects, the existing regulatory regime may be impeding its development. This may or may not be the appropriate outcome. The European Commission will look at this as part of its Fintech Action Plan and annex. Both Katinas and Jurgilas agreed Asian countries and the United States are moving very fast in embracing fintech, much quicker than in Europe. Jurgilas pointed to a critical balance for regulation: to defend European values but in a way that is flexible and quick. "It takes two to three years to introduce a new EU directive, and that's just not fast enough". It is important for the EU to respond to the competitive threat from Asia and the United States, while avoiding a regulatory race to the bottom. From a regulatory and compliance perspective, the starting point in considering the fintech market must be based on risk. Regulators must make sure fintech firms properly consider risks and put mitigations in place where necessary. Arguably, pending any future changes to regulatory standards, regulation should make this risk analysis a mandatory requirement, with appropriate regulatory oversight. Jurgilas spoke of the importance of regulatory sandboxes. Last year, the Bank of Lithuania consulted on the development of a sandbox and this will be introduced "within the next month or two". This will provide a safe, secure environment to explore fintech solutions and the risks arising.

The Risk of the Fintech Bubble

The "dotcom" bubble of the late 1990s saw significant investment into firms based on faith in a technological idea, rather than any demonstrated results. The bursting of the bubble showed the folly of a faith-based investment approach. During the bubble, companies went to great lengths to present themselves as "dotcoms" to attract investment. There is a concern that the lack of definition in the term "fintech" could trigger a similar effect. Mitkus said the danger of a bubble is genuine, especially in certain areas such as crypto/tokenization, a sentiment echoed by Katinas. Regulation could be used to force a separation between different types of fintech business to distinguish the unsafe from the safer operators, Katinas said. Jurgilas agreed there are signs the bubble is already developing. The Bank of Lithuania is not overly concerned fintech firms may fail; many of them will and this is a part of a well-functioning market.

It is important however that firms fail in an orderly manner and consumers are protected properly.

Understand the market

Firms must understand the fintech market as it impacts on them. This is particularly important given the potential for misuse of the term "fintech" and also because the regulatory regime may not yet properly reflect the risks in the market. The discussion above highlights the Lithuanian experience of fintech but markets differ and the scope for fintech solutions will be different. A firm could consider, perhaps at board level, what its present or likely future engagement is or will be with fintech. This may involve surveying the fintech market in different jurisdictions to understand what products are under development.

Building on Normal Risk Management

Risk must be the starting point for firms' risk and compliance functions whether as fintech originators or consumers. A firm will logically measure the risks of its operations through the lens of its own future profitability. It is crucial to identify and understand the applicable risks, particularly the "extinction risks" that could force the firm out of business. The regulator's own statutory objectives may help firms in identifying those risks. The statutory objectives of the UK regulators require attention to the well-being of:

Consumers

Market integrity

Financial stability

This prescription for risk management is not novel of course; firms should be undertaking such analysis whether or not they are involved in fintech. However, there is a question of scale: market commentators are predicting an avalanche of future fintech developments that will disrupt markets and release efficiency and value. If the scale of change is substantial, successful firms will need the necessary controls around risk identification. mitigation and monitoring. Firms should also take steps to ensure they understand their delegates' situation where they outsource to external service providers.

Avoiding Bubbles

A cool-headed attention to risk may also prevent firms and other investors falling prey to any fintech over-hype. Separating people from their money through false promises is a defining feature of fraud, and it is remarkable that fraud continues to prosper in the way it does. The U.S. Securities and Exchange Commission has recently charged the founder of a fintech company with fraud after it was allegedly able to defraud investors and misappropriate funds. The amount raised by the company was $55 million. Greed is the motivating factor of course for both fraudster and victim. Every investor is looking for something for nothing but deals that seem too good to be true usually are. When the dollar signs flash, caution may be abandoned just when it is most needed.

Compliance Capacity

Understanding the risks in technological innovations may be beyond the capabilities of second-line staff, and the costs of employing one or more experts may be prohibitive. The use of external consultants may provide a solution, but it is obviously crucial that the consultants are themselves sufficiently capable and the firm may have difficulty assessing that.

Contribution to Debate

When fintech risks are identified, the firm may not always be able to mitigate them effectively. For example, the solution may lie in changing the scope of regulation or regulatory standards. Firms should be prepared to engage with regulators and press for regulatory change where it is necessary in the interests of consumers, markets and competition.

https://legal.thomsonreuters.com/en/insights/articles/understanding-the-risks-of-fintech

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000.00	01/20/2021

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$107,000.00	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

We will use the funds for SEO/Marketing, and website optimization and customer acquisition on Facebook, LinkedIn, Instagram and various other social media apps.

We will use the funds to fund operations for Senior Software Developer and Data Engineer to render the Canoe platform web platform and application.

We will use the fund to outsource with Jump Crew to assist Maryann Salt, Inc. for next 6 months to setup database, customer support and to assist in pre-qualification, partnership acquisition and to reach a goal of 2,000 new customers in 6 months.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses:	$2,000	$2,000
Portal Fees:	$1,500	$6,420
Sales & Operations:	$7,000	$11,500
R&D Software Development:	$14,500	$87,080
Total Proceeds:	**$25,000**	**$107,000**

Irregular use of proceeds:

Does your company have any irregular use of proceeds?

Yes

Canoe has a pending agreement with Jump Crew to provide a support crew and marketing services. It includes outsourced staff and services such as content marketing and SEO. The contract has a monthly budget of $2K –

8

$17K depending on the services we plan to use and it's a short term 6-month contract. Database management and build are part of the monthly expense. On the lower end of the sale, we anticipate a 6-month contract at $5K a month for primarily marketing; content and email campaign and database management. Canoe does plan to hire staff early 2021 to replace Jump Crew.

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select Invest from top menu bar and choose List of Raises. Alternatively, navigate directly to Active Investments.
3. Navigate to Invest on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Required Statements:

Notwithstanding the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z), investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuers offering materials. Fundopolis will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

Convertible notes with a 10% discount with a cap of series A pre-money $4,000,000, 24-month term. Post money valuation of $42.5M.

The Offering:

Company: Maryann Salt, Inc
Address: 4185 Huckleberry Dr. Concord, CA 94521
State of Organization: California
Date Company was Formed: 06/10/2020

The Terms:

Minimum Investment Amount (per investor): $250.00
Maximum Investment Amount (per investor): $107,000.00
Offering Type: Convertible Note
Type of Equity Converted Into: Debt
Conversion Trigger: The next equity round raise of $4,000,000, at the minumum
Maturity Date: 2 years
Valuation Cap: $7,000,000
Discount Rate: 20%
Annual Interest Rate: 6%
Shareholder Voting Rights: None
Shareholder Voting Rights Limitations: None

Description of the Issuer's Securities

Security Class	Authorized Amount	Amount Outstanding	Voting Rights
Common Stock – Class A	5,000,000	5,000,000	Yes
Common Stock – Class B	5,000,000	5,000,000	Yes

Summary of differences between security offered and outstanding securities:

These are non-voting ordinary shares.

Additional Risk Statements:

Exercise of Principal Shareholder Rights

Principal Shareholders of the Company may make decisions that could negatively impact the company or its overall performance. These decisions may not be agreeable for all investors. Investors could lose some or all of their investment.

Additional Issuances of Securities

The Company may raise more capital in the future. Depending upon the offering, new investors may receive additional equity shares in the Company which will dilute existing shareholders ownership percentage. upon the issuance of new shares by the Company. Future offerings may provide the new investors with advantages not available to you as a prior investor.

Issuer Repurchases of Securities

The Company may have authority to repurchase its securities from shareholders, which may decrease liquidity for such securities, and/or decrease the percentage interests held by other investors, while creating pressure on the Investor to sell its securities to the Company.

Sale of Issuer or Its Assets

Investors will be considered minority owners of the Company and will have no influence on the sale of the Company or its assets. All decisions related to the sale of the Company or its assets will be at the sole discretion of the executive management of the Company. In the event that a part or all of the Company or its assets are sold, there will be no guarantee that the investors initial investment in the company will be equal to or in excess of the investor's initial investment.

Transactions with Related Parties

Transactions in which conflicts of interest arise with the Company are possible. In these cases, the executive management team or the Board of Directors will have the exclusive authority to determine whether such transactions are in the best interest of the Company. Investors acknowledge that such conflicts of interest may occur and waive claim to liability that could arise from conflicts of interest.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Capital Resources and Material Terms of Debt – §227.201(p)

Maryann Salt, Inc. is self funded by Maryann Salt, the Founder. It's funded by the Founder's mortgage origination business, and income, that will continue to fund business operational expenses. Maryann Salt has historically generated an average of $100K per year over the past 4 years as a baseline of income that the corporation will anticipate for future earnings and projections at the close of fundraising. Future earnings are projected off this baseline and future projections of steady revenue growth with the addition of software and digital mortgage platform.

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None

Transactions between the Company and "Insiders" – §227.201(r)

None

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history?

None

Historical Financial Highlights:

N/A

Financial Projections:

We plan to create a minimum viable product in the next 12–18 months. Our expectation is to reach product market fit and to have our web platform and app launched. We are working towards a Series A round where our valuation will reflect 10x in revenues from software sales and subscriptions.

Our long term goal is to become a leading software solution for banks, credit unions, lenders, and fintech companies.

Historical Issuer Financial Statements – §227.201(t)

Please refer to Exhibit B of the Offering Memorandum for historical financial statement information covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Disqualification Events – §227.201(u)

Required Statement

A company/Issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime:

 No

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report.

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company has not previously failed to file the reports required by Regulation CF associated with prior raises.